UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number:  001-13944

NORDIC AMERICAN TANKER SHIPPING LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Nordic American Tanker Shipping Limited (the “Company”) on November 5, 2007, announcing the Company’s new acquisitions and its dividend and earnings in respect of the third quarter of 2007.

Exhibit 1

Nordic American Tanker Shipping Ltd. (NYSE:NAT) – Announces New Acquisitions
and Dividend and Earnings in Respect of the 3rd Quarter of 2007

Hamilton, Bermuda, November 5th, 2007

Nordic American Tanker Shipping Limited (the “Company”) is pleased to announce that the Company has agreed to acquire two suezmax newbuildings which are expected to be delivered in 4Q09 and by end April 2010, respectively. The vessels will be built by a first class Chinese shipyard. The sellers are subsidiaries of First Olsen Ltd. and the agreed all inclusive price at delivery is $90m per vessel, including calculated predelivery interests and supervision expenses. The acquisitions will be financed by borrowings under the Company’s $500m Credit Facility. There are no plans to have a stock issue in connection with these transactions. The outlays during construction will not impact earnings and dividends. The delivery of the newbuildings will increase the Company’s fleet to 14 modern double hulled suezmax tankers and enhance the Company’s earnings and dividend capacity.

The Company today also announced its results for the 3rd quarter of 2007. Despite a weak spot market in 3Q07, which we have communicated to the investor market earlier, and loss of income (117 days in 3Q07) due to drydockings and steel replacements, the Company’s operating cash flow has enabled the Company to declare a dividend of $0.40 per share for the quarter. An improvement of the spot tanker market has taken place in the beginning of November. The Company has now declared a dividend for 41 consecutive quarters since the autumn of 1997 when our first three vessels were delivered.  For the last four quarters, including the dividend to be paid for 3Q07, a total of $3.81 has been declared in dividends, which represents 10.4% of the average daily share price over the same period. For ten consecutive years the Company’s dividend yield has been above 10%.

Highlights:

•	Our fleet will consist of 14 double hull suezmax tankers following delivery of the acquisitions announced today. In the autumn of 2004 the Company had three suezmax tankers.

•	The Board of Directors has declared a dividend of $0.40 per share for the 3rd quarter of 2007.

•	The dividend is expected to be paid on December 4th, 2007, to shareholders of record as of November 21st, 2007.

•
Net income for 3Q07 was -$0.04 per share based on the average number of shares outstanding during the quarter of 29,162,088. There are 29,975,312 shares issued and outstanding as of November 5th, 2007. Loss of income due to drydocking and steel replacement and other one time costs, explained later in the message, constitute about $0.17 per share for the quarter.

•	In 3Q07 total offhire was 117 days related to planned drydocking, steel replacements and repairs.

•	During 3Q07 our fleet consisted of 12 modern double hull suezmax tankers.

•	In July the Company completed an underwritten public offering of 3.0 million common shares which strengthened the equity with $120m.

•
The technical management of our vessels has now been transferred to V.Ships Norway AS, after which V.Ships is technically managing all the Company’s vessels, except one which is on long-term bareboat charter.  The announced consolidation of our technical functions is thereby completed.

•	The consolidation of our commercial operations is expected to continue during the first part of 2008.

•	Several shipping companies have decided to convert single hull oil tankers into dry cargo vessels. This will reduce the supply of tankers.

Dividends per Share, Earnings per Share and Financial Information:

Reflecting the significant volatility in the spot market rates, operating cash flow(1) was $13.8m for 3Q07, compared to $34.6m for 2Q07 and $29.7m for 3Q06.

The Board has declared a dividend of $0.40 per share in respect of 3Q07. This compares with a dividend of $1.17 per share for 2Q07.  The dividend for 3Q06 was $1.32 per share.

Net income for 3Q07 was -$1.2m, or -$0.04per share (EPS).  This compares to a net income of $20.9m or $0.78 per share for 2Q07. In 3Q06, net income was $20.3m, or $0.97 per share.  In 3Q07 the Company incurred one time costs equivalent to $0.17 per share due to loss of income following the drydocking of two vessels, steel repairs and stock based compensation to the Manager under the management contract in connection with the offering in July 2007.

We continue our strong focus on keeping operating costs of our vessels at a low level. Furthermore, our general and administrative costs per day per ship are at a low level compared with other listed shipping companies. However, we note the continuing upward pressure across the shipping industry on vessel operating costs – above all related to crewing costs, lubricating oil costs and repair and maintenance costs.

The financing of the newbuildings as reported above, is not expected to impact dividend payments to shareholders nor earnings in the period up to delivery of the vessels. A deposit of 10% of the purchase price will be paid in November 2007.  Further payments will be made in the autumn of 2008, in 2009 and at the time of delivery of the vessels.

The Company is not involved in freight or interest derivatives.

The position of NAT was significantly strengthened in July following the closing of a public offering of 3,000,000 common shares. This offering was a so-called block transaction, whereby the newly issued shares were bought at a mutually agreed upon fixed price by the investment banks of Bear Stearns and Morgan Stanley, which subsequently placed the shares in the market.  The net proceeds of the offering were used to repay debt on our revolving credit facility and to prepare for further expansion.  The offering strengthened the equity of the Company with $120m.

We estimate that our average cash breakeven for our fleet of 12 vessels is approximately $9,500 per day per vessel.  When the freight market is above this level, the Company can be expected to pay dividends based on its strategy. The breakeven rate is the amount of average daily revenues for our vessels which would cover our vessel operating expenses, voyage expenses, if any, cash general and administrative expenses, interest expense and other financial charges.

At the end of 3Q07, our net debt was approximately $6.0m per vessel or $71.7m in total. At the same time we have approximately $422 million undrawn under our $500 million revolving credit facility with maturity in 2010.  There is no repayment obligation during the term of the facility, and the Company pays interest only on drawn amounts, and a commitment fee for undrawn amounts.

One of our vessels is expected to undergo a 10-year special survey and steel improvement with expected loss of income of about 60 days in 4Q07. The costs of the extra steel investments are not expected to impact dividends going forward and will be depreciated as capital costs. When the steel replacement has been made on this vessel we should not expect that the same type and amount of steelwork will be required on any of the other vessels in connection with scheduled drydockings.

For further details on our financial results, please see later in this release.

The Fleet:

Eleven of the Company’s 12 vessels are trading in the spot market or on spot related terms, while one vessel remains employed on a long-term fixed rate charter.

By way of comparison, in the autumn of 2004 the Company had three vessels; at the end of 2005 the Company had eight vessels; and at the end of 2006 the Company had 12 vessels. During 3Q07, we also had 12 vessels in operation. With the two newbuildings announced today, the Company will have 14 vessels.

Vessel	Dwt *	Employment

Gulf Scandic	151,475	Long term fixed charter
Nordic Hawk	151,475	Spot
Nordic Hunter	151,400	Spot
Nordic Voyager	149,591	Spot
Nordic Fighter	153,328	Spot
Nordic Freedom	163,455	Spot
Nordic Discovery	153,328	Spot
Nordic Saturn	157,332	Spot
Nordic Jupiter	157,411	Spot
Nordic Cosmos	159,998	Spot
Nordic Moon	159,999	Spot
Nordic Apollo	159,999	Spot
Newbuilding	163,000	Delivery 4Q09
Newbuilding	163,000	Delivery by end April 2010
Total	2,194,791

*Scantling draft is the maximum draft at which a vessel complies with the governing strength requirements of classification societies

We are currently a member of several tanker pools. We expect that a consolidation will take place in this sector after which the Company is expected to be member of two pools. This is expected to create synergies through economies of scale, resulting in a positive impact on our overall results. At the same time we have decided to simplify and consolidate our technical operating functions. V.Ships Norway AS is now managing 11 of our vessels compared with five vessels earlier this year. The changeover has resulted in one-time costs, but going forward the consolidation will facilitate more efficient crew rotation and economies of scale among our vessels.

The Market:

The average spot market rate for modern suezmax tankers, according to the Imarex Tanker Index, was $17,645 per day for 3Q07 compared to $34,174 per day during 2Q07. The average rates for our spot vessels were about $24,600 per day net to us. We expect that freight rates may continue to fluctuate significantly. A certain improvement of the spot market has taken place as we enter the month of November.

The world’s suezmax fleet stood at 352 vessels at the end of the 3Q07, compared to 351 vessels at the end of 2Q07.  Twenty-two new vessels were delivered during the first nine months of 2007 while nine vessels were scrapped.  A further four vessels are scheduled to be delivered from the shipyards in 4Q07, while the total suezmax orderbook stood at 133 vessels at the end of the September 2007. At the same time, 55 vessels were single hull. The single hull vessels are expected to be phased out from the tanker trade by 2010 due to international legislative changes. We believe that this development is advantageous for our Company, which owns only double hull tankers. Following the strength of the offshore oil industry and the dry cargo market, both single hull suezmax tankers and very large crude carriers are being withdrawn from the tanker market as they are converted to other purposes – such as offshore vessels and dry bulk carriers. Since January 2006 and up to end 2007 about 10 million dwt of tanker tonnage are scheduled for conversion to non tanker purposes. This development impacts the tonnage balance positively, with the equivalent of a deletion of more than 50 suezmax tankers or about 35 very large crude carriers (or some combination of these) from the world tanker fleet.

Going forward, deliveries of new tankers from shipyards over the next few years can be estimated with a high degree of certainty.  The shipyards are expected to operate at more or less full capacity with their present orderbooks, and new orders placed for suezmax tankers are typically for delivery in 2011 or later.

The tanker market in the longer term is essentially a function of supply and demand for tanker tonnage. In addition to the supply of new vessels from the ship yards, adjusted for phasing out single hull tonnage and for other deletions, the level of the tanker market in the foreseeable future is above all dependent on the development of the world economy.

Strategy going forward:

The operations of the Company are based on its unique and transparent operating model. A full dividend payout policy with high spot market exposure and a strong balance sheet should provide for a competitive yield compared with other shipping companies.

We focus on a cost effective management of the Company, both in regard to the operating expenses of the vessels and general and administrative expenses.

The Company’s exposure to the spot market is based on our analysis showing that the spot market over time can be expected to produce higher revenues on average than the time charter market.  A certain amount of term charter coverage is also being contemplated from time to time.

The main objective of the Company is to maximize its total return(2) for shareholders via a transparent, predictable and simple strategic platform.

* * * * *

________________________

(1)
Operating cash flow is a non-GAAP financial term often used by investors to measure financial performance of shipping companies.  Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges.  Please see page 6 for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)	The total return is based on the price for our common shares plus dividends reinvested in our common shares.

NORDIC AMERICAN TANKER SHIPPING LIMITED
Amounts in USD ‘000

CONDENSED STATEMENTS OF OPERATION	Three Months Ended			Nine Months Ended
	Sep. 30, 2007 (unaudited)	Jun. 30, 2007 (unaudited)	Sep. 30, 2006 (unaudited)	Sep. 30, 2007 (unaudited)		Sep. 30, 2006 (unaudited)
NET VOYAGE REVENUE	24,077	44,324	36,547	113,005		101,079
OPERATING EXPENSES
Vessel operating expenses	(8,722)	(8,237)	(5,706)	(24,261)		(14,998)
Depreciation	(10,520)	(10,422)	(7,257)	(31,129)		(20,798)
General and administrative costs	(4,048)*	(1,857)	(1,549)*	(7,485	) **	(7,561)**
	(23,290)	(20,516)	(14,512)	(62,875)		(43,357)
Income from vessel operation	787	23,808	22,035	50,130		57,722
Interest income	316	193	118	701		640
Interest expense	(2,282)	(3,099)	(1,831)	(8,300)
	(1,966)	(2,906)	(1,713)	(7,599)		(4,073)
NET INCOME	(1,179)	20,902	20,322	4,531		53,649
Earnings per average number of shares	(0.04)	0.78	0.97	1.54		2.71
Weighted average number of shares	29,162,088	26,914,088	26,046,400	27,671,657		19,825,910
Common shares outstanding	29,975,312	26,914,088	26,046,400	29,975,312		21,046,400

*) The G&A for the three months ended Sep. 30, 2007, Jun. 30, 2007 and Sep.30, 2006 include non-cash charges of $2.5m, $0.4m and $0.4m respectively which are charges related to share based compensation and the 2004 Stock Option Man,

**) The G&A for the nine months ended Sep. 30, 2007 and 2006 include non-cash charges of $3.3m and $4.2m respectively which are charges related to share based compensation and the 2004 Stock Option Plan.

CONDENSED BALANCE SHEETS	Sep. 30, 2007	Sep. 30, 2006	Dec. 31, 2006
	(unaudited)	(unaudited)
Cash deposits	5,795	17,409	11,729
Accounts receiveable	18,053	6,914	13,416
Other current assets	15,078	46,416	19,333
Vessels	738,266	512,846	752,478
Other long term assets	2,852	1,077	3,224
Total Assets	780,044	584,662	800,180
Accounts payable	9,450	2,186	3,006
Accrued liabilities	10,894	10,996	11,728
Long-term debt	77,500	115,000	173,500
Shareholders' equity	682,200	456,480	611,946
Total liabilities and shareholders' equity	780,044	584,662	800,180

	Nine months ended		Twelve Months Ended
CONDENSED STATEMENTS OF CASH FLOW	Sep. 30, 2007 (unaudited)	Sep. 30, 2006 (unaudited)	Dec. 31, 2006
OPERATING ACTIVITIES
Net cash from Operating Activities	70,819	85,338	106,613
FINANCING ACTIVITIES
Net proceeds from sale of Common Stock	119,757	114,801	288,357
Proceeds from use of Credit Facility	27,000	101,000	274,500
Repayment of debt	(123,000)	(116,000)	(231,000)
Loan facility costs	(14)	0	(591)
Dividends paid	(95,359)	(87,065)	(122,590)
Net Cash provided by (used for) Financing Activities	(71,616)	12,736	208,676
INVESTING ACTIVITIES
Investment in Vessels	(5,137)	(94,905)	(317,800)
Net cash used by investing activities	(5,137)	(94,905)	(317,800)
Net Increase in Cash and Cash Equivalents	(5,934)	3,169	(2,511)
Beginning Cash and Cash Equivalents	11,729	14,240	14,240
Ending Cash and Cash Equivalents	5,795	17,409	11,729

NORDIC AMERICAN TANKER SHIPPING LIMITED

Reconciliation of non-GAAP financial measures
(Amounts in USD '000)

	Three Months Ended			Nine Months Ended
	Sep. 30 ,2007	Jun. 30, 2007	Mar. 31, 2006	Sep. 30, 2007	Sep. 30, 2006
Voyage revenue	34,097	54,666	44,599	146,813	130,378
Voyage expenses	(10,020)	(10,342)	(8,052)	(33,807)	(29,299)
Net voyage revenue (1)	24,077	44,324	36,547	113,006	101,079

	Three Months Ended
	Sep. 30, 2007	Jun. 30, 2007	Sep. 30, 2006
Income from vessel operations	787	23,808	22,035
Depreciation	10,520	10,422	7,257
Share Based Compensation/ Stock Option Plan	2,522	429	393
Operating Cash Flow (2)	13,829	34,659	29,685

(1) Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2) Operating cash flow represents income from vessel operations before depreciation and non-cash administrative charges. Operating cash flow is included because certain investors use this data to measure a shipping company's financial performance. Operating cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K.

Contacts:

Scandic American Shipping Ltd
Manager for:
Nordic American Tanker Shipping Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Rolf Amundsen, Investor Relations
Nordic American Tanker Shipping Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Herbjørn Hansson, Chairman and Chief Executive Officer
Nordic American Tanker Shipping Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKER SHIPPING LIMITED
(registrant)

Dated: November 6, 2007	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

SK 01318 0002 826197